Exhibit 21.01

Subsidiaries of Diamond Foods, Inc.

		Percent	Jurisdiction
Subsidiary	Direct Parent	Ownership	of Formation
DFKA Ltd	Diamond Foods, Inc.	100%	United Kingdom
Kettle Foods Holdings, Inc.	DFKA Ltd	100%	Delaware
Kettle Foods, Inc. (US operating company)	Kettle Foods Holdings, Inc.	100%	Oregon
DFKA Intermediate Ltd.	Kettle Foods Holdings, Inc.	100%	United Kingdom
DFKA UK Holdings Ltd.	DFKA Intermediate Ltd.	100%	United Kingdom
Kettle Foods Ltd. (UK operating company)	DFKA UK Holdings Ltd.	100%	United Kingdom
Diamond of Europe GmbH	Diamond Foods, Inc.	100%	Germany
Diamond Foods Brazil Holding LLC	Diamond Foods, Inc.	100%	Delaware
Wimbledon Acquisition LLC	Diamond Foods, Inc.	100%	Delaware
Diamond Foods International Holdings B.V.	Wimbledon Acquisition LLC	100%	Netherlands
Yellow Chips Holding B.V.	Diamond Foods International Holdings B.V.	51%	Netherlands
Yellow Chips B.V.	Yellow Chips Holding B.V.	100%	Netherlands
Lani BVBA	Yellow Chips Holding B.V.	100%	Belgium